Exhibit 99.1

GW Pharmaceuticals Notes New Epidiolex® Data Released
by the American Academy of Neurology

- More detailed poster presentation scheduled at AAN Annual Meeting on 22 April 2015 -

London, UK, 13 April 2015: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW,” “the Company” or “the Group”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, today noted that the American Academy of Neurology (AAN) issued a press release today on GW’s investigational medicine, Epidiolex® (pure cannabidiol, or CBD).

Data in the AAN release are from physician-led FDA authorized Epidiolex “expanded access” programs for children and young adults with treatment-resistant epilepsy that have exhausted available treatment options. The data provide treatment effect information on a total of 137 patients who have at least 12 weeks of Epidiolex exposure. Safety data is provided on 213 patients, representing these 137 patients plus additional patients still in their first 12 weeks of treatment.

Additional data will be presented in a poster at the AAN Annual Meeting on 22 April at 6.15pm EDT, at which time GW will make an additional disclosure.

“We are pleased that the American Academy of Neurology has chosen to highlight the importance of the Epidiolex expanded access data and look forward to more detailed information at the forthcoming AAN Annual Meeting being made available by the physicians leading this program,“ stated Justin Gover, GW’s Chief Executive Officer.

FDA authorized expanded access programs facilitate access to investigational drugs for treatment use in patients with serious or immediately life-threatening diseases or conditions who lack therapeutic alternatives. Patients in the Epidiolex expanded access program included those with Dravet syndrome and Lennox-Gastaut syndrome (LGS), epilepsy types that can lead to intellectual disability and lifelong seizures, as well as 10 other types of severe epilepsy. Many have extreme and rare forms of epilepsy including several patients with major congenital structural brain abnormalities.

In parallel with the expanded access program, GW is advancing its formal clinical development program in order to seek FDA approval for Epidiolex in the treatment of Dravet syndrome and Lennox-Gastaut syndrome, two rare and catastrophic forms of epilepsy. GW recently commenced the first of two Phase 3 trials in Dravet syndrome and expects to commence Phase 3 trials in LGS in the second quarter of 2015.

The full text of the AAN announcement is available at: https://www.aan.com/pressroom

Note regarding expanded access studies

Expanded access studies are uncontrolled, carried out by individual investigators, and not typically conducted in strict compliance with Good Clinical Practices, all of which can lead to a treatment effect which may differ from that in placebo-controlled trials. These studies provide only anecdotal evidence of efficacy for regulatory review. These studies contain no control or comparator group for reference and these patient data are not designed to be aggregated or reported as study results. Moreover, data from such small numbers of patients may be highly variable. Information obtained from these studies, including the statistical principles that we have chosen to apply to the data, may not reliably predict data collected via systematic evaluation of the efficacy in company-sponsored clinical trials or evaluated via other statistical principles that may be applied in those trials. Reliance on such information to design our clinical trials may lead to Phase 2 and 3 trials that are not adequately designed to demonstrate efficacy and could delay or prevent our ability to seek approval of Epidiolex. Expanded access programs provide supportive safety information for regulatory review. Physicians conducting these studies may use Epidiolex in a manner inconsistent with the protocol, including in children with conditions beyond those being studied in GW-sponsored trials. Any adverse events or reactions experienced by subjects in the expanded access program may be attributed to Epidiolex and may limit our ability to obtain regulatory approval with labeling that we consider desirable, or at all.

Forward-looking statements

This news release may contain forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding the therapeutic benefit, safety profile and commercial value of the company's investigational drug Epidiolex®, the development and commercialization of Epidiolex, plans and objectives for product development, plans and objectives for present and future clinical trials and results of such trials, plans and objectives for regulatory approval. Forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex®, Epidiolex®, and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the United States. GW is advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex®, which is in Phase 3 clinical development for the treatment of Dravet syndrome and which is also expected to enter Phase 3 clinical trials in the treatment of Lennox-Gastaut syndrome. GW has a deep pipeline of additional cannabinoid product candidates which includes Sativex in Phase 3 clinical development as a potential treatment of pain associated with advanced cancer, as well as compounds in Phase 1 and 2 trials for glioma, ulcerative colitis, type 2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

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